SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Borqs Technologies, Inc.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G1466B103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 10

CUSIP NO. G1466B103	13 G	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Keytone Ventures, L.P. (“Keytone Ventures”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

3,025,627 shares, all of which are directly owned by Keytone Ventures, except that Keytone Capital Partners, L.P. (“Keytone Partners”), the general partner of Keytone Ventures, and Keytone Investment Group, Ltd. (“Keytone Ltd”), the general partner of Keytone Partners, may be deemed to have sole voting power, and Joe Zhou, the sole member and director of Keytone Ltd (the “Member”), may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,025,627 shares, all of which are directly owned by Keytone Ventures, except that Keytone Partners and Keytone Ltd may be deemed to have sole dispositive power, and the Member may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. G1466B103	13 G	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Keytone Capital Partners, L.P. (“Keytone Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,025,627 shares, all of which are directly owned by Keytone Ventures, except that Keytone Partners may be deemed to have sole voting power, and the Member may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

3,025,627 shares, all of which are directly owned by Keytone Ventures, except that Keytone Partners may be deemed to have sole dispositive power, and the Member may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. G1466B103	13 G	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Keytone Investment Group, Ltd. (“Keytone Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

3,025,627 shares, all of which are directly owned by Keytone Ventures, except that Keytone Partners and Keytone Ltd may be deemed to have sole voting power, and the Member may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,025,627 shares, all of which are directly owned by Keytone Ventures, except that Keytone Partners and Keytone Ltd may be deemed to have sole dispositive power, and the Member may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. G1466B103	13 G	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Joe Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

3,025,627 shares, all of which are directly owned by Keytone Ventures, except that Keytone Partners and Keytone Ltd may be deemed to have sole voting power, and the Member may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

3,025,627 shares, all of which are directly owned by Keytone Ventures, except that Keytone Partners and Keytone Ltd may be deemed to have sole dispositive power, and the Member may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER. See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,627
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. G1466B103	13 G	Page 6 of 12

ITEM 1(A).	NAME OF ISSUER

Borqs Technologies, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Tower A, Building B23, Universal Business Park

No. 10 Jiuxianqiao Road

Chaoyang District, Beijing 100015

People's Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by (i) Keytone Ventures, L.P., a Cayman Islands limited partnership (“Keytone Ventures”); (ii) Keytone Capital Partners, L.P., a Cayman Islands limited partnership (“Keytone Partners”); (iii) Keytone Investment Group, Ltd., a Cayman Islands exempted company (“Keytone Ltd”); and (iv) Joe Zhou (“Zhou”), a citizen of the United States. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Keytone Partners is the general partner of Keytone Ventures and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Keytone Ventures. Keytone Ltd is the general partner of Keytone Partners and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Keytone Ventures and Keytone Partners. Zhou is the sole member and director of Keytone Ltd (the “Member”), and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Keytone Ventures.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Persons is:

No.8 JianGuoMen North Ave, China Resource Building, Suite 1908

Beijing, China 100005

ITEM 2(C)	CITIZENSHIP

Keytone Ventures and Keytone Partners are Cayman Islands exempted limited partnerships. Keytone Ltd is a Cayman Islands exempted company. Zhou is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Ordinary Shares, no par value

ITEM 2(E)	CUSIP NUMBER

G1466B103

CUSIP NO. G1466B103	13 G	Page 7 of 12

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2017.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Keytone Ventures and Keytone Partners, and the memorandum and articles of association of Keytone Ltd, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

CUSIP NO. G1466B103	13 G	Page 8 of 12

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. G1466B103	13 G	Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

Entities:	Keytone Ventures, L.P.

Keytone Capital Partners, L.P.

Keytone Investment Group, Ltd.

By:	/s/ Joe Zhou
Joe Zhou, Attorney-in-fact for
the above-listed entities

Individual:	Joe Zhou

By:	/s/ Joe Zhou
Joe Zhou

CUSIP NO. G1466B103	13 G	Page 10 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	11

Exhibit B: Power of Attorney	12

CUSIP NO. G1466B103	13 G	Page 11 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Borqs Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2018

Entities:	Keytone Ventures, L.P.

Keytone Capital Partners, L.P.

Keytone Investment Group, Ltd.

By:	/s/ Joe Zhou
Joe Zhou, Attorney-in-fact for
the above-listed entities

Individual:	Joe Zhou

By:	/s/ Joe Zhou
Joe Zhou

CUSIP NO. G1466B103	13 G	Page 12 of 12

exhibit B

POWER OF ATTORNEY

Joe Zhou has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.